[Letterhead of Cravath, Swaine & Moore LLP]

Via EDGAR and by courier

June 19, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Olin Corporation

Registration Statement on Form S-4

Filed May 8, 2015

File No. 333-203990

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2015

File No. 001-01070

Dear Ms. Long:

Olin Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed on May 8, 2015 (File No. 333-203990) (the “Registration Statement”) and Amendment No. 1 (the “Amended Proxy Statement”) to its Preliminary Proxy Statement on Schedule 14A filed on May 8, 2015 (File No. 001-01070) (the “Proxy Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. This letter, together with Amendment No. 1 and the Amended Proxy Statement, provides the Company’s responses to the comments contained in your letter dated June 4, 2015 (the “Comment Letter”), relating to the Registration Statement and the Proxy Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 and the Amended Proxy Statement, as applicable, of the requested disclosure or revised disclosure. Where requested, supplemental information will be provided under separate cover. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1 and the Amended Proxy Statement, as applicable.

Four clean copies of Amendment No. 1 and the Amended Proxy Statement, and four copies that are marked to show changes from the originally filed Registration Statement and the originally filed Proxy Statement, as applicable, are enclosed for your convenience with four copies of this letter. Page references in the Company’s responses are to pages in Amendment No. 1 and the Amended Proxy Statement, as applicable.

* * *

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Olin Corporation and Blue Cube Spinco Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in those other filings.

The Company acknowledges the Staff’s comment. The Company has made appropriate revisions to both the Amended Proxy Statement and the corresponding sections of Amendment No. 1, as described herein, and has worked jointly with Splitco to make appropriate revisions to Splitco’s Registration Statement on Form S-4 and Form S-1, filed May 8, 2015 (File No. 333-204006).

Preliminary Proxy Statement on Schedule 14A filed May 8, 2015

General

2.	Please supplementally provide us with copies of all materials prepared by the company’s financial advisor for use by the Olin board. This includes copies of the board books and all transcripts, summaries and similar materials.

JPMorgan has advised the Company that Latham & Watkins LLP, counsel to JPMorgan, will furnish a copy of the presentation made by JPMorgan to the Company’s board of directors on March 26, 2015 via hand delivery under separate cover. The presentation is the material provided by JPMorgan to the Company’s board of directors in connection with JPMorgan rendering its opinion to the Company’s board of directors. JPMorgan requests confidential treatment of these materials pursuant to Securities Act Rule 418(b), Exchange Act Rule 12b-4 and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, JPMorgan will respectfully request that those materials be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

3.	We note that the parties exchanged projected financial information in connection with the fairness opinions. Please disclose all material financial projections that the parties exchanged, and supplementally provide us with all financial projections and forecasts used by the company’s financial advisor in preparing the analysis relating to their fairness opinion.

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 171, 172 and 173 of Amendment No. 1 and pages 127, 128 and 129 of the Amended Proxy Statement to include the projected financial information for Splitco that was provided to Olin by TDCC.

In response to the final part of the Staff’s comment, as requested, Olin has caused to be submitted supplementally to the Staff under separate cover by Latham & Watkins LLP, counsel for JPMorgan, copies of all financial projections and forecasts used by JPMorgan in preparing its analysis related to its fairness opinions. This submission has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

What are the key steps of the Transactions?, page 5

4.	In the fifth bullet point, please state the amount of the discount to the per-share value of Olin common stock that TDCC shareholders will receive in the exchange and merger transactions.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 and page 6 of the Amended Proxy Statement to include the amount of the discount, which will be included once such discount has been determined and announced by TDCC.

What are the principal adverse effects of the Transactions to Olin shareholders?, page 7

5.	We note your disclosure on page 28 that the Olin shareholders will own approximately 47.4% if there is a Tag Event. Please clarify, if true, that “a Tag Event” means that the JV Partner exercises its right to put its interest in the JV Entity to TDCC. We note the definition on page 4, however, as the term is used throughout the proxy statement, it seems unnecessarily vague, and may even suggest that there are any number of events that could be Tag Events. Please also include a footnote to your diagram on page 19 noting the amount that Olin shareholders are expected to own if there is a Tag Event.

The Company advises the Staff that on June 5, 2015, TDCC received notice that the JV Partner exercised its right to transfer all of its equity interests in the JV Entity to TDCC or TDCC’s designee in connection with the Transactions pursuant to the organizational documents of the JV Entity. Therefore, a Tag Event will occur. In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 and the Amended Proxy Statement to indicate that Olin will issue a total of approximately 87.5 million shares of Olin common stock in the Merger, and that the assets transferred to DCP will include 100% of the equity interests in the JV Entity.

Risk Factors, page 27

Risks Related to the Transactions, page 27

Some of Olin’s directors and executive officers have interests in seeing the Transactions completed that may be different from, or in addition to, those of other Olin shareholders. Therefore, some of Olin’s directors and executive officers may have a conflict of interest in recommending the proposals being voted on at Olin’s special meeting, page 28

6.	Please quantify in the aggregate the benefits that the Olin directors and executive officers will receive as a result of their interests. Please also disclose which executive officers will continue after the Merger.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Amendment No. 1 and page 30 of the Amended Proxy Statement to include a cross-reference to the aggregate benefits that the Olin directors and executive officers will receive as a result of their interests.

The Transactions, page 91

Background of the Transactions, page 95

7.	Your disclosure throughout this section should describe in reasonable detail the material issues discussed and the positions taken by the parties at each meeting. Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 153 through 156 of Amendment No. 1 and pages 109 through 112 of the Amended Proxy Statement to describe the material issues discussed and the negotiating positions taken by the parties on such issues at the material meetings between the parties.

8.	Please describe in greater detail the negotiation during the meetings between TDCC and Olin to provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved, including the exchange ratio, the discount to the per-share value of Olin common stock that TDCC shareholders will receive, termination fee and other material terms.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 153 through 156 of Amendment No. 1 and pages 109 through 112 of the Amended Proxy Statement to provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved.

With respect to the discount to the per-share value of Olin common stock that TDCC shareholders will receive, the Company respectfully advises the Staff that the discount will be determined by TDCC and is being used in the exchange offer to facilitate a successful and fully subscribed offer. Because the discount is unrelated to the number of shares of Olin common stock to be delivered in the Merger or the total consideration to be paid by the Company in connection with the Merger, the discount is unrelated to the merger negotiations between the Company and TDCC.

9.	Please supplement your disclosure by identifying the aspects of the Reverse Morris Trust transaction structure that render it “tax efficient.”

In response to the Staff’s comment, the Company has supplemented its disclosure on page 147 of Amendment No. 1 and page 103 of the Amended Proxy Statement to identify the aspects of the Reverse Morris Trust transaction structure that render it “tax efficient”.

10.	Please summarize material elements of oral reports by JP Morgan presented on December 2, 2014 and February 19 and 20, 2015, assuming they are materially different from later report.

The Company respectfully advises that Staff that the Company believes that the disclosure required by Items 4(b) and 21(c) of Form S-4 is not applicable to the presentations by JPMorgan on December 2, 2014 or February 19 and 20, 2015. Items 4(b) and 21(c) require disclosure regarding any “report, opinion or appraisal materially relating to the transaction” that has been received from an outside party and referred to in the prospectus. As described below, we do not believe that any of the JPMorgan presentations on December 2, 2014 or February 19 and 20, 2015 constitutes a report, opinion or appraisal materially relating to the proposed transaction, notwithstanding the reference in the Registration Statement. JPMorgan provided a summary of the principal terms of the transaction, publicly-available information regarding similar transactions and publicly-available information about other potential bidders. The presentations by JPMorgan were never intended by the Olin Board or Olin’s management to be a report or opinion to the Olin Board on the matters discussed at the meeting or to represent a stand-alone source of information for the Olin Board, but rather were intended to be considered as discussion materials in connection with the Olin Board’s consideration of the transaction. JPMorgan provided informational material to the Olin Board, but did not provide conclusions regarding the valuation of DCP or Olin or the fairness of the consideration to be paid by Olin in the transaction. Additionally, all material information presented during the earlier meetings was also presented to the Olin Board on March 26, 2015 and included in the final board book. The presentations included preliminary analyses which were presented prior to the finalization of the terms of the transaction and were not prepared or presented in connection with the fairness opinions ultimately delivered by JPMorgan on March 26, 2015. The Company does not believe that any of the December 2, 2014 or February 19 and 20, 2015 presentations constitutes a “report, opinion or appraisal” which would require disclosure under Items 4(b) and 21(c) of Form S-4. Therefore, the Company respectfully submits that the summary of JPMorgan’s fairness opinion set forth in pages 160 through 171 of Amendment No. 1 and pages 116 through 127 of the Amended Proxy

Statement contains all of the disclosure required by Items 4(b) and 21(c) of Form S-4 that are material to Olin’s shareholders in connection with any report, opinion or appraisal performed by JPMorgan in connection with the proposed transaction.

11.	We note your disclosure that after the November 25, 2014 board meeting the board directed management to continue to explore a Reverse Morris Transaction with TDCC. Please disclose why you agreed to use the Reverse Morris Trust structure proposed by TDCC for the transactions. To the extent material, please briefly address any other transaction structures that you considered and the reasons for not pursuing them.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 149 of Amendment No. 1 and page 106 of the Amended Proxy Statement to describe the Olin Board’s rationale for using the Reverse Morris Trust structure.

12.	Please discuss the factors that lead to increase of your initial proposal on December 3, 2014 to your proposal on March 11, 2015.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 150 of Amendment No. 1 and page 111 of the Amended Proxy Statement to describe the factors that lead to the increase of Olin’s initial proposal on December 3, 2014 to Olin’s proposal on March 11, 2015.

13.	We note that at the December 2, 2014 meeting you discussed expected synergies. Please elaborate on the nature of these synergies, and quantify them if possible. Please discuss whether the expected synergies increased from the initial bid submitted on December 3, 2014 and the final bid on March 11, 2015.

In response to the Staff’s comment, the Company has revised its disclosure on pages 151 and 155 of Amendment No. 1 and pages 107 and 111 of the Amended Proxy Statement to elaborate on the nature of these synergies.

Olin’s Reasons for the Transactions, page 105

14.	Please address what consideration, if any, the Olin board gave to indemnification obligations if as a result of certain actions by Olin or Splitco or as a result of certain changes in ownership of the stock of Olin or Splitco after the Merger. Please quantify those potential indemnification obligations if possible.

In response to the Staff’s comment, the Company has revised its disclosure on pages 159 and 221 of Amendment No. 1 and pages 114 and 174 of the Amended Proxy Statement to describe the potential indemnification obligations.

15.	We note that the Olin board considered, as a factor supporting its decision to approve the Merger Agreement and recommend the transaction to the Olin shareholder, the fact that it had received JPMorgan’s opinion that the transaction was fair to Olin. Please address whether the board considered that JPMorgan did not opine that the transaction was fair to the Olin shareholders.

In response to the Staff’s comment, the Company respectfully advises the Staff that JPMorgan was never asked by the Olin Board to formally opine on the fairness of the transaction to the Olin shareholders. The Company respectfully advises the Staff that, because Olin shareholders are not being asked to exchange their shares of Olin common stock in the Merger and the consideration for the Transactions will be paid by Olin, rather than by Olin’s shareholders, the Olin Board requested that JPMorgan address its fairness opinion to the Company, as the acquiror in the Transactions, as would be customary for an acquisition.

Opinion of J.P. Morgan Securities LLC, page 108

16.	Please provide a narrative and quantitative description of the fees JP Morgan and its affiliates received, or are to receive, for services provided to Olin or its affiliates in the past two years. See Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company respectfully directs the Staff’s attention to its disclosure on page 126 of the Amended Proxy Statement and page 171 of Amendment No. 1, each of which discloses that, “During the two years preceding the date of delivery of its opinion, neither JPMorgan nor any of its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Olin or TDCC.”

17.	Please disclose the amount of the financial advisor’s fee payable upon closing of the merger transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Amended Proxy Statement and page 170 of Amendment No. 1, in each case, to disclose the amount of the financial advisor’s fee payable upon closing of the merger transaction.

18.	We note that JP Morgan’s opinion was delivered on March 26, 2015. Please disclose whether any material changes in Olin’s operations, performance, or in any of the projections or assumptions upon which JP Morgan based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the Olin shareholder meeting.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 172 of Amendment No. 1 and page 126 of the Amended Proxy Statement to indicate that TDCC has been notified by the JV Partner that a Tag Event will occur.

19.	We note that for purposes of valuing the consideration offered by Olin for the DCP, JPMorgan included $2,030 million as the value of the cash and debt instruments of Splitco to be received by TDCC. However, disclosure in the second bullet point under “What are the key steps of the transaction?” on page 5 and elsewhere indicates that Splitco will pay a special payment of $875 million (the “below basis amount”), plus the Splitco Securities in the amount of $2,030 million (the “above basis amount”), suggesting that this amount should be $2,905 million. Please clarify.

The Company respectfully advises the Staff that, pursuant to the terms of the Merger Agreement, the total value of the cash and debt instruments of Splitco to be received by TDCC is fixed at $2,030 million, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement. The Below Basis Amount is expected to be $875 million, subject to increase or decrease if elected by TDCC in accordance with the terms of the Separation Agreement, but not more than $1,050 million without the consent of Olin. The Below Basis Amount is intended to be equal to TDCC’s tax basis in the assets transferred to DCP and will be paid in cash. The Above Basis Amount will be equal to $2,030 million less the Below Basis Amount, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement. The Above Basis Amount is intended to be equal to the difference between the total value of the cash and debt instruments of Splitco required to be delivered to TDCC and TDCC’s tax basis in the assets transferred to DCP. Therefore, the sum of the Below Basis Amount and the Above Basis Amount will be $2,030 million, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement.

20.	We understand that TDCC is offering TDCC shareholders the right to exchange shares of TDCC for shares of Splitco at a discount to the equivalent per-share value of Olin common stock in the merger. Please clarify whether and how this discount was considered by JPMorgan in rendering the fairness opinion.

In response to the Staff’s comment, the Company respectfully informs the Staff that the amount, if any, of a discount that TDCC may offer to TDCC shareholders to exchange shares of TDCC for shares of Splitco will be determined and announced by TDCC prior to closing of the Transactions and was unknown at the time JPMorgan rendered its fairness opinion. JPMorgan therefore did not consider, and could not have considered, any such discount for purposes of its fairness analyses.

Conditions of Merger, page 146

21.	Please disclose explicitly which if any conditions have been satisfied, and state, if true, that any and all conditions are waivable. Also the circumstances, if any, under which you would resolicit the vote upon waiver of any of the conditions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 52, 184, 201 and 202 of Amendment No. 1 and pages 34, 138, 155 and 156 of the Amended Proxy Statement to indicate that the waiting period applicable to the Transactions under the HSR Act expired on June 11, 2015. In response to the final part of the Staff’s comment, the Company has supplemented its disclosure to state that in the event that a condition to the merger is waived by one of the parties to the Merger Agreement, the Olin Board does not intend to resolicit shareholder approval of the merger unless required to do so by law or the rules of the NYSE.

22.	If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Also disclose the date after which you would not waive any material conditions.

The Company respectfully acknowledges the Staff’s comment, and, in response thereto, has revised its disclosure on pages 19, 52 and 202 of Amendment No. 1 and pages 34 and 156 of the Amended Proxy Statement to clarify that under the Merger Agreement, to the extent that either the Company or TDCC waives a material condition to the closing of the Merger, the Olin Board need not seek the Company’s shareholder approval for such waiver unless required under applicable law or the rules of the NYSE. Therefore, in the event of a waiver that the Olin Board determines does not rise to the level of materiality that would require either (i) re-solicitation of proxies under applicable law or the rules of the NYSE or (ii) the amendment of the Registration Statement, the Olin Board will proceed towards completion of the merger without notifying or seeking further shareholder approval. If Olin waives a material condition to the consummation of the Transactions, the Olin Board would provide notification to shareholders a minimum of five business days prior to the Special Meeting.

Form S-4 filed May 8, 2015

General

23.	Please ensure consistency of disclosure throughout the documents filed on behalf of Olin Corporation and Blue Cube Spinco Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in those other filings.

The Company acknowledges the Staff’s comment. The Company has made appropriate revisions to both the Amended Proxy Statement and the corresponding sections of Amendment No. 1, as described herein, and has worked jointly with Splitco to make appropriate revisions to Splitco’s Registration Statement on Form S-4 and Form S-1, filed May 8, 2015 (File No. 333-204006).

24.	As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the TDCC shareholders on the last trading day prior to the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with these rules’ requirements and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

The Company is cognizant of the requirements of Rules 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Splitco has submitted a request for no-action relief to the Office of Mergers and Acquisition on the date hereof.

25.	We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of Splitco common stock received in the exchange, or the upper limit with respect to the number of shares of Splitco common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process.

The Company understands that the Staff will need sufficient time to review revised disclosure once incorporated throughout the relevant documents and that such disclosure may trigger a number of disclosure matters and result in new issues being raised in the comment process.

26.	You disclose that in the event the exchange offer is undersubscribed, any remaining shares of Splitco common stock owned by TDCC will be distributed on a pro rata basis to TDCC shareholders whose shares of TDCC common stock remain outstanding after the consummation of the exchange offer. It appears that in the event of a distribution of any outstanding shares of Splitco common stock to the TDCC shareholders via a spin-off, TDCC should be identified as an underwriter as such term is defined in Section 2(a)(11) of the Securities Act. Please revise your disclosure accordingly.

TDCC does not believe it should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the distribution of shares of Splitco common stock in the exchange offer (and, if applicable, the pro rata distribution). TDCC believes that identifying TDCC as an underwriter would give more weight to the form of the exchange offer transaction rather to the substance of the transaction as a whole.

TDCC does not believe that the issuance of shares of Splitco’s common stock should be viewed as a purchase of Splitco common stock by TDCC with a view towards distribution. Splitco is merely a vehicle to effect the transactions contemplated by the Registration Statement in an efficient manner and the issuance of Splitco’s common stock to TDCC and subsequent offering of Splitco’s common stock in the exchange offer is essentially an intermediary step to effect the ultimate transfer of the Dow Chlorine Products Business to Olin. In exchanging shares of common stock of Splitco for shares of common stock of TDCC, TDCC is not acting as an intermediary between Splitco and the purchasers of Splitco’s common stock in distributing shares of common stock for Splitco’s account and, therefore, is not acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. As such, TDCC believes that the exchange offer should be viewed in the context of the transaction as a whole in which TDCC is transferring the Dow Chlorine Products Business to Olin and that the distribution of Splitco’s common stock in the exchange offer should not be viewed as a public offering of Splitco’s common stock by TDCC on behalf of the Dow Chlorine Products Business.

This analysis is supported by the view of the Division of Corporation Finance as set forth in Staff Legal Bulletin No. 4, dated September 1, 1997. The Bulletin focuses on whether a spin-off is a “sale” of securities by a parent. Although the Bulletin only addresses the question of whether a parent is deemed to be an “underwriter” in the context of a spin-off of restricted securities, TDCC believes that the Bulletin provides useful guidance in connection with the proposed transaction. The Bulletin distinguishes between a parent that recently acquired restricted stock from a third-party (e.g., in the recent acquisition of the subsidiary) and a parent that formed the subsidiary being spun off. In the case of the former, the Bulletin notes that the parent may be an underwriter (unless shares are held for more than 2 years) and in the latter case, in the view of the Division the parent would not be deemed to be an underwriter regardless of when the subsidiary was formed. Splitco believes that the formation of Splitco and the issuance of shares of Splitco’s common stock to TDCC to facilitate the transaction with Olin is analogous to the latter situation. Based on the foregoing, TDCC believes that it is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the distribution of the shares of Splitco common stock in the exchange offer.

27.	Please briefly describe the Splitco securities. See Item 202 of Regulation S-K and Item 4(a)(3) of Form S-4.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 226 of Amendment No. 1 to include the requested information. See “Description of Splitco Common Stock” on page 226 of Amendment No. 1.

28.	In a tabular format, please disclose the share and ownership percentages for the directors and executive officers of both TDCC and Olin on an individual basis. Please refer to Item 8 of Schedule TO-I and Item 1008 of Regulation M-A.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 230 of Amendment No. 1 to include the share and ownership percentages for the directors and executive officers of TDCC on an individual basis. The Company respectfully advises the Staff that the share and ownership percentages for the directors and executive officers of Olin on an individual basis are included in tabular format on pages 231 and 232 of Amendment No. 1 and pages 183 and 184 of the Amended Proxy Statement.

29.	We note disclosure throughout the document regarding the Tag Event. Please disclose whether you intend to ensure that the exchange offer will remain open for a specified number of business days after the occurrence of a Tag Event, and provide a supporting analysis under the tender offer rules for the position you are taking in this regard.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on June 5, 2015, TDCC received notice that the JV Partner intends to exercise its right to transfer all of its equity interests in the JV Entity to TDCC or TDCC’s designee in connection with the Transactions pursuant to the organizational documents of the JV Entity. The Company has revised its disclosure throughout Amendment No. 1 with the appropriate disclosures to reflect the occurrence of the Tag Event.

30.	Please disclose the date certain after which tendered securities may be withdrawn, if not yet accepted for payment by that time.

The date certain after which tendered securities may be withdrawn, if not yet accepted for payment by that time, is the date that is forty business days from the commencement of the tender offer. The Company respectfully advises the Staff that this disclosure was included on page 75 of the Registration Statement filed on EDGAR on May 8, 2015.

31.	Disclosure throughout the document states that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified percentage discount to the equivalent amount of Olin common stock. However, other disclosure appears to indicate that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified percent discount to 0.80586207 of an equivalent amount of Olin common stock. Please confirm, and, if true, revise your disclosure. Please also advise why you will not merely be multiplying the specified percentage discount by 0.80586207 when expressing the discount in the offer document.

While it is true that TDCC expects to offer TDCC shareholders the right to exchange shares of TDCC common stock for shares of Splitco common stock at a discount to the equivalent per-share value of Olin common stock (based on the merger exchange ratio), the existence of this discount has no effect on the number of shares of

Olin common stock being delivered as merger consideration. The Tag Event exchange ratio is fixed at 0.87482759 shares of Olin common stock per share of Splitco common stock, and the number of shares of Splitco common stock is fixed at 100,000,000. The discount only affects the number of shares of Splitco common stock to be received for each share of TDCC common stock accepted in the exchange offer, which may also affect the pro ration factor, if applicable, due to the fixed number of shares of Splitco common stock available for exchange. The Company confirms that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified discount to 0.87482759 shares of Olin common stock, the Tag Event exchange ratio specified in the Merger Agreement. In response to the Staff’s comment, the Company has revised its disclosure throughout the document.

Please also see the supplemental example of the exchange offer calculations provided by Splitco in response to comment 43.

Registration Statement Cover Page

32.	Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Item 512(a) undertaking was inadvertently included and has been removed in response to the Staff’s comment. The Company has revised the undertakings on page II-1 of Amendment No. 1 accordingly.

Prospectus Cover Page

33.	To improve the clarity of the disclosure on the cover page and give readers additional context, please consider including disclosure to the effect that the transaction is being undertaken to transfer TDCC’s chlorine products business to Olin and will result in TDCC shareholders becoming shareholders of 50.5% of Olin. Please also limit your cover page to one page, as contemplated by Item 501 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 1.

34.	The disclosure at the end of the fourth paragraph contemplates a “voluntary extension following a Mandatory Extension.” In an appropriate section of the filing please disclose the circumstances when the exchange offer may be voluntarily extended following a Mandatory Extension, and whether the upper limit will be in effect for the entire period of such voluntary extension.

TDCC has concluded that the possibility of a voluntary extension following a Mandatory Extension is remote, and therefore has elected to delete this term. The Company has revised the disclosure on the cover page of the prospectus and page 6 of Amendment No. 1 accordingly.

Questions and Answers About this Exchange Offer and the Transactions, page 5

Questions and Answers About this Exchange Offer, page 5

Who may participate in this Exchange Offer?, page 5

35.	Please disclose whether the legal limitations described under this heading could cause the exchange offer to be undersubscribed.

TDCC believes a substantial majority of its shareholders are U.S. investors and does not expect the legal limitations described under this heading to cause the exchange offer to be undersubscribed.

Is there a limit on the number of shares of Splitco common stock I can receive for each share of TDCC common stock that I tender?, page 6

36.	Please provide corresponding information for a Tag Event.

As explained in the Company’s response to comment 29 above, the Company respectfully advises the Staff that the Tag Event will occur and the Company has updated the disclosure on page 6 of Amendment No. 1 to reflect the occurrence of the Tag Event.

What shareholder approvals are needed in connection with the Transactions?, page 20

37.	Please disclose, if true, that TDCC will approve the Merger, as the sole shareholder of Splitco, prior to the split-off/spin-off of Splitco.

In response to the Staff’s comment, the Company has revised pages 20 and 32 of Amendment No. 1 and page 10 of the Amended Proxy Statement.

Summary, page 21

General

38.	In anticipation of the filing of a Schedule TO-I in connection with the exchange offer, please observe in full the disclosure requirements of Item 3 to Schedule TO-I and Item 1003 of Regulation M-A.

In response to the Staff’s comment, the Company has revised pages 96 through 101 of Amendment No. 1.

Q: What are the key steps of the transaction?, page 15

39.	In the third bullet point, please state the amount of new indebtedness that Splitco will incur. Please also clarify how TDCC will receive only $2,030 million from the Special Payment (of $875 million) and the Debt Exchange (which is funded by Splitco in cash or in Splitco Securities equal to the Above Basis Amount of $2,030 million).

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 and page 6 of the Amended Proxy Statement to state the amount of new indebtedness that Splitco expects to incur.

In response to the final part of the Staff’s comment, the Company respectfully advises the Staff that, pursuant to the terms of the Merger Agreement, the total value of the cash and debt instruments of Splitco to be received by TDCC is fixed at $2,030 million, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement. The Below Basis Amount is expected to be $875 million, subject to increase or decrease if elected by TDCC in accordance with the terms of the Separation Agreement, but not more than $1,050 million without the consent of Olin. The Below Basis Amount is intended to be equal to TDCC’s tax basis in the assets transferred to DCP and will be paid in cash. The Above Basis Amount will be equal to $2,030 million less the Below Basis Amount, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement. The Above Basis Amount is intended to be equal to the difference between the total value of the cash and debt instruments of Splitco required to be delivered to TDCC and TDCC’s tax basis in the assets transferred to DCP. Therefore, the sum of the Below Basis Amount and the Above Basis Amount will be $2,030 million, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement.

Structures Following the Separation . .. . ; Structures Immediately Following the Merger, pages 25 and 26

40.	Please clarify that the “Current TDCC Shareholders” in these two tables are the TDCC shareholders who do not participate in the exchange offer. Based on your disclosures, we understand that after the distribution, only TDCC Shareholders who did not participate in the exchange offer will remain as TDCC Shareholders. Please add footnote clarifying that the remaining shareholders of TDDC will also be shareholders of Olin if there is a clean-up spin-off.

In response to the Staff’s comment, the Company has revised pages 25, 26 and 145 of Amendment No. 1 and pages 19, 20 and 100 of the Amended Proxy Statement.

Summary Comparative and Pro Forma Per Share Data, page 41

41.	Please tell us what your consideration was to including historical and equivalent pro forma per share data for DCP consistent with Item 3(f) of Form S-4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the assets to be transferred to DCP have historically been owned and operated by Splitco’s parent, TDCC, and its subsidiaries, rather than by Splitco. Therefore, the Company respectfully submits that historical per share data for DCP or Splitco is not material to investors, because DCP’s assets were owned and operated by TDCC and its subsidiaries during all historical periods. Further, DCP will be contributed to Splitco immediately prior to the Distribution and the Splitco shares will subsequently be converted into the right to receive Olin shares immediately after the Distribution. The value of Splitco common stock is based on the value of Olin common stock to be issued in the Merger, and offerees who elect to tender their shares will become Olin shareholders. Therefore, pro forma per share data for DCP as an independent entity is not material to shareholders’ decision to tender their shares of TDCC common stock. As a result, the Company respectfully advises the Staff that the pro forma per share data that would be material to shareholders’ decision to tender their shares of TDCC common stock is the pro forma per share data for Olin, which is included on page 42 of Amendment No. 1 and page 26 of the Amended Proxy Statement.

Cautionary Statement on Forward-Looking Statements, page 61

42.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

In response to the Staff’s comment, the Company has revised page 63 of Amendment No. 1 and page 45 of the Amended Proxy Statement.

This Exchange Offer, page 63

43.	So that we can better understand how the pricing terms of the exchange offer and the merger operate, please include the information that is currently left blank on pages 63 through 66 in your next amendment. Alternatively, provide us supplementally with a working example of the calculations discussed on these pages, using, if necessary, a hypothetical VWAP for TDCC and Olin, percentage discount to the per-share value of the shares of Olin common stock, upper limit, and other information needed to illustrate the operation of the pricing terms.

Splitco is submitting supplementally a copy of the pages referenced by the Staff with hypothetical calculations that provide a working example as you requested.

44.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders.

TDCC has confirmed that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. TDCC has also confirmed that the expiration date will be included in the final prospectus disseminated to security holders.

Proration; Tenders for Exchange..., page 67

45.	We note your disclosure that “[b]eneficial holders of more than 100 shares of TDCC common stock are not eligible for the foregoing ‘odd-lots’ preference.” Please revise to refer to holders of “100 or more” shares, consistent with Rule 13e-4(f)(3)(i).

In response to the Staff’s comment, the Company has revised page 69 of Amendment No. 1.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined, page 72

46.	We note the following disclosure on page 73: “If you hold shares of TDCC common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day.” Please disclose that as a result, stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder’s behalf prior to 8:00 a.m. on the expiration date.

In response to the Staff’s comment, the Company has revised pages 13 and 75 of Amendment No. 1.

Conditions for Consummation of this Exchange Offer, page 79

47.	We note your disclosure on page 79 regarding TDCC’s failure to exercise its rights to waive an offer condition. Please note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. Please confirm your understanding in your response letter.

TDCC understands that when a condition is triggered and TDCC decides to proceed with the offer anyway, the decision constitutes a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, TDCC may be required to extend the offer and re-circulate new disclosure to the shareholders.

Material U.S. Federal Income Tax Consequences, page 80

48.	We note that here and elsewhere, your discussions of tax consequences to holders of TDCC common stock and Olin common stock assume that each of the distribution and the merger will qualify as a “reorganization” under Sections 355 and 368(a) of the Internal Revenue Code, as applicable. We also note that the closing of the transactions is conditioned upon delivery of tax counsels’ opinions that the transactions will qualify as reorganizations. Please note that unless the delivery of these opinions is a non-waivable condition to the completion of the merger, the opinions must be filed as exhibits to the registration statement prior to effectiveness and the prospectus should be revised to state counsels’ opinion that the transactions qualify as reorganizations. Please tell us whether you plan to file clean tax opinions and amend the disclosure prior to effectiveness. We may have additional comments upon review of your response.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the opinion of Shearman & Sterling LLP as to certain tax matters will be filed in a subsequent amendment to the Registration Statement as Exhibit 8.1 and the opinion of Cravath, Swaine & Moore LLP as to certain tax matters will be filed in a subsequent amendment to the Registration Statement as Exhibit 8.2. The Company respectfully advises the Staff that the Company intends to amend the disclosure in the Registration Statement prior to effectiveness to state counsels’ opinion that the transactions qualify as reorganizations.

Results of Operations, page 101

49.	Please quantify the extent to which increases/decreases in volumes sold and increases/decreases in prices contributed to the increase or decrease in net sales and income before taxes on the consolidated and segment results during each period presented. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised pages 108 and 109 of Amendment No. 1 and pages 67 and 68 of the Amended Proxy Statement.

50.	Please expand your disclosure to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated and segment income before taxes during each period presented, as well as management’s expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2014, CAV net sales increased by 4% while EBITDA increased by 184%; however there does not appear to be a robust analysis of the reasons behind this significant increase in EBITDA. As such, your narrative should include a discussion quantifying the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised pages 108 and 109 of Amendment No. 1 and pages 67 and 68 of the Amended Proxy Statement.

Liquidity and Capital Resources, page 104

51.	Please substantially review your disclosures to include a discussion of the changes impacting cash flows for DCP for each period presented. Furthermore, please ensure that the discussion includes an analysis of the material factors impacting cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. Please refer to Section 501.13.b. of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised pages 113 and 114 of Amendment No. 1 and pages 72 and 73 of the Amended Proxy Statement.

52.	Please update your disclosures to include all the required items and the full contractual obligations table per Item 303(a)(5) of Regulation S-K. As an example, we note that DCP has certain operating leases as disclosed on page F-17 which are not included in the existing disclosure. As such, please ensure that the revised disclosure includes all of DCP’s obligations that it expects to make within the next five years and beyond. Furthermore, revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction.

In response to the Staff’s comment, the Company has revised pages 115 and 116 of Amendment No. 1 and page 74 of the Amended Proxy Statement. The Company respectfully advises the Staff that, as disclosed in Note 13—Leased Property on page F-17, there are no non-cancelable lease terms in excess of one year, thus no lease obligations have been included in the updated contractual obligations disclosure.

Unaudited Pro Forma Condensed Combined Balance Sheet of Olin and the Dow Chlorine Products Business, page 114

53.	Please rename the caption titled “Noncontrolling Interest” for $207 million on the unaudited pro forma condensed combined balance sheet to reflect the redeemable nature of that noncontrolling interest and to distinguish it from the noncontrolling interest in permanent equity.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on June 5, 2015, TDCC received notice that the JV Partner intends to exercise its right to transfer all of its equity interests in the JV Entity to TDCC or TDCC’s designee in connection with the Transactions pursuant to the organizational documents of the JV Entity. Therefore, a Tag Event will occur. In future filings, the assets transferred to DCP will include 100% of the equity interests in the JV Entity and there will not be a redeemable noncontrolling interest on the unaudited pro forma condensed combined balance sheet.

Preliminary Purchase Price Allocation, page 118

54.	We note that the purchase price allocation is preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements. Please refer to ASC 805-10-50-6 for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 1 and page 87 of the Amended Proxy Statement to include discussion for the potential impact of changes in the preliminary purchase price allocation on the pro forma financial statements.

55.	Please include a discussion of the specific underlying factors that are expected to lead to goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1.a. for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 1 and page 87 of the Amended Proxy Statement to include discussion for the underlying factors that are expected to lead to goodwill being recognized in the acquisition.

Note 3. Balance Sheet Adjustments, page 118

56.	We note the disclosures you provided in footnote (N). Please expand your disclosure to help reconcile the amounts reflected for your expected transaction costs of $40 million and payment of non-qualified pension plans of $16 million to the pro forma adjustment of $90 million that adjusts retained earnings on the face of the unaudited pro forma condensed combined balance sheet.

In response to the Staff’s comment, the Company has revised its disclosure on page 134 of Amendment No. 1 and page 92 of the Amended Proxy Statement to expand the disclosure to reconcile these amounts. A change in control under these non-qualified pension plans will require the recognition of $16 million of additional expense. Additionally, the termination of these plans results in the transfer of $21 million of unamortized actuarial losses from accumulated other comprehensive loss to retained earnings.

Note 4. Income Statement Adjustments, page 122

57.	We note adjustments for the “re-pricing” of transactions with TDCC, including an adjustment to increase pro forma sales by $31 million, decrease pro forma cost of goods sold by $46 million, and decrease pro forma selling and administration expense by $6 million. Please explain how you calculated these adjustments and how they are factually supportable given the potential unknown impacts of applying terms of new agreements to past transactions.

Pursuant to the Separation Agreement, agreements for the long-term supply of raw materials to TDCC from DCP and to DCP from TDCC and long-term service agreements with TDCC providing services to DCP and DCP providing services to TDCC will be executed at the closing date of the Merger. These agreements have not been signed but are agreed to and are not subject to further change or negotiation as agreed upon in the Separation Agreement. A discussion of these agreements is included under “Other Ancillary Agreements” on pages 221 through 225 of Amendment No. 1 and pages 175 through 179 of the Amended Proxy Statement. These agreements provide the basis for the “re-pricing” adjustments for transactions with TDCC included in the pro forma adjustments.

The primary DCP manufacturing facilities will be co-located with TDCC creating integrated activities upon closure of the Merger. Long-term supply and service agreements will enable TDCC and DCP to leverage facility operational scale to minimize these costs for each company.

The pro forma adjustments were calculated by the change between the historical pricing to and from TDCC that are included in the DCP historical financials and the defined pricing to and from TDCC in these agreements. These pricing changes were then applied to the actual volumes involved in transactions between DCP and TDCC which are reflected in the DCP historical financials.

The agreements were reviewed individually to assess the pricing terms and volumes relative to the historical operations. Pro forma adjustments were made for ‘re-pricing’ on a contract by contract basis where the new pricing terms represented both (a) an arms-length transaction between a co-located large buyer and large seller and (b) a formula that would approximate market price for the volume sold at a specific point in time (i.e. using inputs such as publicly available indices for a specific material such that the pro forma adjustment for a specific material purchased in February 2014 would have the new pricing mechanism applied with inputs from February 2014). These new pricing terms for each raw material were applied to the historical volumes. As noted above, the agreements are not subject to change or negotiation as agreed upon in the Separation Agreement. As such, the pro forma adjustments are appropriate and considered to be factually supportable.

Selected Historical Financial Data, page 108

58.	Please provide TDCC’s ratio of earnings to fixed charges. Refer to Item 10 of Schedule TO and Item 1010 of Regulation M-A.

In response to the Staff’s comment, the Company has revised page 119 of Amendment No. 1.

Debt Financing, page 199

59.	Please disclose whether any of the Splitco Securities, or the other debt securities referred to in this section, will be convertible, and, if so, disclose what they will be convertible into. We may have further comments upon reviewing your response. Please also provide your analysis as to the materiality of the final structure of the debt financing in relation to an offeree’s decision to tender.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 215 of Amendment No. 1 and pages 4 and 169 of the Amended Proxy Statement to indicate that none of the Splitco Securities, or other debt securities referred to in the Debt Financing section, will be convertible into any other security.

In response to the final part of the Staff’s comment, the Company respectfully advises the Staff that because the Company’s leverage will increase after the consummation of the Transactions, the Company considers the total amount of debt to be incurred by the Company and Splitco in connection with the Transactions to be material to an offeree’s decision to tender, but does not consider the final structure of the debt financing to be material to an offeree’s decision to tender. The pro forma balance sheet included in page 124 of Amendment No. 1 and page 82 of the Amended Proxy Statement indicates the total amount of debt which the Company expects to be responsible for after the consummation of the Transactions. The Company has revised its disclosure on page 214 of Amendment No. 1 and page 167 of the Amended Proxy Statement to indicate that as a result of the financing activities, the Company’s leverage will increase after the consummation of the Transactions.

Security Ownership of Olin Common Stock, page 214

60.	Please disclose the natural persons who have voting or dispositive power over the shares held by the entities in the table on page 214.

In response to the Staff’s comment, the Company has revised its disclosure on page 231 and 232 of Amendment No. 1 and pages 183 and 184 of the Amended Proxy Statement to provide the persons or persons with voting power and dispositive powers for each of the entities listed as beneficial owners to the extent that such information is publicly available on Schedules 13D and 13G that are filed with respect to the Company. With respect to Schedule 13G, the person or persons listed may or may not be natural persons. The Company notes, however, that the entities referenced above did not report in their respective Schedules 13G any natural persons with voting or investment control of the respective entities. Further, we have no independent knowledge regarding any natural persons with voting or investment control over the shares of our stock held by these entities. All of the entities referenced above are Schedule 13G filers who have filed pursuant to Rule 13d - 1(b) under the Exchange Act. We note that Schedule 13G, unlike Schedule 13D, does not require disclosure with regard to natural persons who serve in designated governance capacities or otherwise control one of the types of entities listed in General Instruction C of Schedule 13D.

The Dow Chlorine Products Business, Notes to the Combined Financial Statements Note 9. Accrued and Other Liabilities, page F-14

61.	We note your disclosure that DCP is a party to a supply agreement to provide a customer with an established volume of vinyl chloride monomer each month beginning January 2011 through December 2020. Additionally, due to customer prepayments, a deferred revenue balance was created and is being amortized on a straight line basis over the term of the agreement. Please tell us whether the established volume is the same for each month during the term of the agreement. If it is not the same, please tell us what consideration was given to amortizing the deferred revenue balance on a proportional basis over the term of the agreement.

The deferred revenue is a capacity reservation fee for the same volume each month during the term of the agreement. Therefore, amortization of the prepayment is on a straight line basis.

Note 10. Variable Interest Entity, page F-15

62.	We note your disclosure that DCP holds a variable interest in a joint venture that owns and operates a membrane chlor-alkali facility and that DCP is considered the primary beneficiary and that as a result you consolidate the joint venture. Please explain to us in detail your basis for consolidating the joint venture in light of disclosure on page 194 which indicates that TDCC will transfer its equity interests to DCP in the JV which constitute a 50% interest. In providing your response, please tell us in detail: (i) the basis for your conclusion that the joint venture, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; and (ii) the basis for your conclusion that you have the power to direct the activities of the joint venture that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the joint venture based on the provisions of ASC 810-10-25-38A through 25-38G. Also, please refer to the disclosure requirements in ASC 810-10-50.

DCP determined the JV is a VIE in accordance with ASC 810-10-15-14 because the holders of the equity investment at risk lack the characteristic of 810-10-15-14(b)(2) – the obligation to absorb the expected losses of the entity – due to the following:

•	The cost-plus price formula in the offtake agreement for the primary output of the JV ensures the JV entity recovers its costs, pays its debt and receives a return; and

•	DCP absorbs losses of the JV entity by providing the JV with a below-market license agreement.

DCP determined it is the primary beneficiary of the VIE in accordance with ASC 810-10-25-38A based on the following:

•	DCP has the power to direct the activities of the JV that most significantly impact the JV’s financial performance through DCP’s arrangements to provide operation and maintenance services, utilities, raw materials, marketing of co-products, and conversion of the other JV member’s offtake commitments into ethylene dichloride at a plant owned by DCP.

•	DCP has the obligation to absorb losses and right to receive benefits that could potentially be significant to the JV through its captive internal consumption of product under a cost plus price formula in the offtake agreement, and fixed price put/call equity options.

The disclosure objectives of ASC 810-10-50 and guidance in ASC 810-10-50-10 were considered. The Company believes that the disclosure requirements have been addressed on the face of the balance sheet and in Note 1 and Note 10 in the financial statements.

Note 11. Commitments and Contingent Liabilities, page F-15

63.	We note your disclosure regarding various litigation matters that DCP is a party to. Additionally, we note the disclosure for the arbitration proceedings related to the joint venture litigation. Please clarify whether a liability has been recorded for any of those contingencies because it is probable and estimable. If a loss is not probable but it is reasonably possible and the amount involved could be material please disclose the claim and an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

DCP’s probable outcome analysis is a comprehensive legal and privileged analysis which holistically takes into account all of the legal and factual circumstances of the case, the trial record and the applicable law. After taking all of these circumstances into account, DCP concluded that a loss for the arbitration proceedings related to the joint venture litigation matter is neither probable nor estimable under the FASB Accounting Standards Codification Topic 450, Contingencies (“ASC 450”). The arbitration proceedings are ongoing and as such, a reasonable estimation of a potential loss, if any, is not determinable at this time. DCP has recorded liabilities of $9 million (See Note 9 on page F-14) for the probable outcome of the various other litigation matters DCP is a party to.

Note 18. Operating Segments and Geographic Areas, page F-21

64.	Your table on page F-21 indicates that sales to customers in the rest of the world comprised approximately 40% of your total foreign sales for the year ended December 31, 2014, and December 31, 2013, and 37% for the year ended December 31, 2011. Please tell us how you considered ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within the rest of the world for any of the periods presented.

Sales by customer location were aggregated at a country level for consideration of the disclosure requirement in ASC 280-10-50-41(a). DCP has a global customer base. Germany is the only country with a sales concentration above ten percent for any of the three years presented. Therefore, the disclosure presents sales for the United States (country of domicile), Germany and Rest of World.

Exhibit 23.4

65.	We note that the date of the report as disclosed does not match with the date of the report provided by KPMG LLP in the Form 10-K as of December 31, 2014. Please have KPMG revise the consent filed as an exhibit as necessary.

In response to the Staff’s comment, KPMG has revised the consent filed as Exhibit 23.4 to Amendment No. 1.

66.	Please file the JP Morgan opinion as an exhibit.

In response to the Staff’s comment, the Company has filed the opinion of JPMorgan as Exhibit 99.10 to Amendment No. 1.

***

Please contact George F. Schoen at (212) 474-1740 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ George F. Schoen

George F. Schoen

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Ameen Hamady

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

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Asia Timmons-Pierce

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

George H. Pain

Senior Vice President, General Counsel and Secretary

Olin Corporation

190 Carondelet Plaza, Suite 1530

Clayton, Missouri 63105

Richard Alsop

Counsel, Shearman & Sterling LLP, Counsel to The Dow Chemical Company

559 Lexington Avenue

New York, New York 10022

2

Annex A

The undersigned hereby acknowledges on behalf of Olin Corporation that in connection with the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 19, 2015

OLIN CORPORATION,

by	/s/ George H. Pain
George H. Pain Senior Vice President, General Counsel and Secretary

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